UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

OptimumBank Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68401P205
(CUSIP Number)

Heng Fai Chan
c/o Singapore eDevelopment Limited
7 Temasek Boulevard #29-01B, Suntec Tower One
Singapore 038987
011 65 6333 9181
(Name, address and telephone number of Person
Authorized to Receive Notices and Communications)

June 7, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68401P205

(1)	Name of reporting person: Heng Fai Chan
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Singapore
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 104,480
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 104,480
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 104,480
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 6.9%(1)
(14)	Type of reporting person: IN

(1)
Based on 1,508,892 shares of the Issuer’s common stock issued and outstanding as of August 14, 2018.

Item 1. Security and Issuer.

This statement relates to the common stock, $0.01 par value, of OptimumBank Holdings, Inc., a Florida corporation (the “Company”). The Company’s address is 2477 East Commercial Boulevard, Fort Lauderdale, FL 33308 and its telephone number is (954) 900-2800.

Item 2. Identity and Background.

(a)
This Schedule 13D is filed by Heng Fai Chan (the “Reporting Person”).

(b)
The business addresses of the Reporting Person is as follows: c/o Singapore eDevelopment Limited, 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987.

(c)
Heng Fai Chan is the Chairman and Chief Executive Officer of Singapore eDevelopment Limited and is the Chairman and Chief Executive Officer of HF Enterprises Inc. The business address of Singapore eDevelopment Limited is 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987.

(d)
The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)
Heng Fai Chan is a citizen of Singapore.

Item 3. Source and Amount of Funds or Other Consideration.

Between February 9, 2016 and March 17, 2016, Mr. Chan purchased 11,500 shares of the Company’s common stock through a broker for a total of $48,822.42. On June 7, 2016, Mr. Chan purchased 92,980 shares directly from the Company for $4.04 per share, for a total purchase price of $375,639.20. All such purchases were made by Mr. Chan with personal funds.

Item 4. Purpose of Transaction.

Mr. Chan purchased the Company’s shares for investment purposes. On June 26, 2018, Mr. Chan joined the Company’s Board of Directors.

Item 5. Interest in Securities of the Issuer.

(a)
As of the date hereof, Mr. Chan beneficially owns 104,480 shares of the Company’s common stock, which represents 6.9% of the 1,508,892 issued and outstanding shares of Company’s common stock.

(b) Mr. Chan has sole voting and dispositive power over the shares of common stock reported as beneficially owned by him.

(c) The Reporting Person has not acquired any shares of the Company’s common stock during the previous sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.          Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2018	/s/ Heng Fai Chan
Name: Heng Fai Chan